Exhibit 99.2
Agria Authorizes ADS Repurchase Program
Beijing, China — August 12, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced that its Board of Directors has authorized the Company’s repurchase of up to US$10 million of its outstanding ADSs from time to time on the open market over the next 24 months. The timing and amount of any repurchase will be determined by the Company’s management, based on market conditions, ADS price and other factors, and will be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The repurchase program may be expanded, suspended or discontinued at any time without prior notice.
Kenneth Hua Huang, Agria’s chief executive officer, said, “We believe that at current price levels, Agria’s ADSs are an attractive investment for the Company. Our ADS repurchase program reflects our continued confidence in Agria’s business strategy, growth prospects and our commitment to creating shareholder value. Importantly, the repurchase will not affect our commitment to investing in organic growth initiatives and to pursuing accretive acquisitions.”
As of June 30, 2008, Agria had cash and cash equivalents of RMB 1.28 billion (US$187.3 million), with total bank borrowings of just RMB 8.8 million (US$1.3 million). As of June 30, 2008, Agria had approximately 63.2 million ADSs outstanding on a fully diluted basis, with approximately 60% held by insiders. Each ADS represents 2 ordinary shares.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations China Tel: 133-1130-0320 matt.feng@agriacorp.com	David Pasquale, Senior Vice President U.S. Tel: +914-337-1117 david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.